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                             February 14, 2024

       Wayne Coll
       Chief Financial Officer
       Precision Optics Corporation
       22 East Broadway
       Gardner, MA 01440

                                                        Re: Precision Optics
Corporation
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            File No. 001-10647

       Dear Wayne Coll:

              We have reviewed your February 8, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 1,
       2024 letter.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Item 9A Controls and Procedures, page 12

   1. We reference your response to prior comment 2 that you incorrectly disclosed that your internal control over
financial reporting and disclosure controls and procedures were not effective as of June
30, 2023. Please amend your Form 10-K to include revised
                                                        conclusions, as
required by Items 307 and 308 of Regulation S-K. You may file an abbreviated amendment
with only Item 9A. Please also include new Section 302
                                                        certifications and
consider how this error in your disclosure impacts your future assessments of
disclosure controls and procedures and internal control over financial reporting.
 Wayne Coll
Precision Optics Corporation
February 14, 2024
Page 2

       Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameWayne Coll
                                                         Division of
Corporation Finance
Comapany NamePrecision Optics Corporation
                                                         Office of Industrial
Applications and
February 14, 2024 Page 2                                 Services
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